William L. Horton, Jr. Senior Vice President, Deputy General Counsel and Corporate Secretary
Verizon Communications Inc. 1095 Avenue of the Americas New York, New York 10036 Phone 212 395-1014 william.horton@verizon.com

August 28, 2015

Mr. Carlos Pacho

Senior Assistant Chief Accountant

AD Office 11 – Telecommunications

U.S. Securities and Exchange Commission

Mail Stop 3720

Washington, DC 20549

Re:	Verizon Communications Inc.

Form 10-K for Fiscal Year Ended December 31, 2014

Filed February 23, 2015

File No. 1-08606

Dear Mr. Pacho:

Pursuant to the Company’s conversation with Sharon Virga of the Staff on Thursday, August 27, 2015, it was agreed that the Company would respond to the Staff’s comment letter dated August 26, 2015 no later than Wednesday, September 23, 2015.

Correspondence regarding this letter may be directed to the attention of the undersigned at fax number (908) 766-3813. In addition, you may contact me at (212) 395-1014, Tony Skiadas at (908) 559-5741 or Monty Garrett at (908) 559-3055.

Sincerely,

William L. Horton, Jr.
Senior Vice President, Deputy General Counsel and Corporate Secretary

cc:   Mr. Francis J. Shammo

Mr. Anthony T. Skiadas